Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.

NAME AND ADDRESS OF COMPANY

Labopharm Inc.
480 Armand-Frappier Blvd
Laval, Québec
H7V 4B4
(450) 686-0207

2.

DATE OF MATERIAL CHANGE

October 7, 2009.

3.

NEWS RELEASE

Labopharm Inc. ("Labopharm") issued a news release on October 7, 2009.

4.

SUMMARY OF MATERIAL CHANGE

On October 7, 2009, Labopharm announced that it has been informed by Angelini, the manufacturer of the active pharmaceutical ingredient (API) for the Company’s novel trazodone formulation, that it has received a letter from the U.S. Food and Drug Administration (FDA) stating that Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of the manufacturing facility in June and July of this year. The letter further states that Angelini’s manufacturing facility has been classified as acceptable.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

On October 7, 2009, Labopharm announced that it has been informed by Angelini, the manufacturer of the active pharmaceutical ingredient (API) for the Company’s novel trazodone formulation, that it has received a letter from the U.S. Food and Drug Administration (FDA) stating that Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of the manufacturing facility in June and July of this year. The letter further states that Angelini’s manufacturing facility has been classified as acceptable. Labopharm received a complete response letter from the FDA on July 17, 2009 indicating the Company's new drug application (NDA) for its novel trazodone formulation could not be approved in its present form due to the deficiencies at the API supplier’s manufacturing facility. The letter did not raise any efficacy or safety issues.

Labopharm’s novel formulation of trazodone is currently under regulatory review in the U.S. with an action date under the Prescription Drug Users Fee Act (PDUFA) of February 11, 2010.

6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.

OMITTED INFORMATION

Not applicable.

8.

EXECUTIVE OFFICER

Frédéric Despars, Vice-President, General Counsel and Corporate Secretary, who may be contacted at the address and phone number listed in item 1.

9.

DATE OF REPORT

October 9, 2009

LABOPHARM INC.

By:

/s/ Frédéric Despars

Frédéric Despars
Vice-President, General Counsel and Corporate Secretary